UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2024

AMCOR PLC

(Exact name of registrant as specified in its charter)

Jersey	001-38932	98-1455367
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

83 Tower Road North
Warmley, Bristol
United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip Code)

+44 117 9753200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	AMCR	The New York Stock Exchange
1.125% Guaranteed Senior Notes Due 2027	AUKF/27	The New York Stock Exchange
5.450% Guaranteed Senior Notes Due 2029	AMCR/29	The New York Stock Exchange
3.950% Guaranteed Senior Notes Due 2032	AMCR/32	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On November 19, 2024, Amcor plc, a Jersey public company (“Amcor”), Aurora Spirit, Inc., a Delaware corporation and wholly-owned subsidiary of Amcor (“Merger Sub”), and Berry Global Group, Inc., a Delaware corporation (“Berry”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of specified conditions set forth therein, the merger of Merger Sub with and into Berry (the “Merger”), with Berry surviving the Merger as a wholly-owned subsidiary of Amcor.

The board of directors of Amcor (the “Amcor Board”) and the board of directors of Berry (the “Berry Board”) have unanimously approved the Merger Agreement and the transactions contemplated thereby.

Effect on Capital Stock

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Berry common stock issued and outstanding (excluding shares held by Berry as treasury stock immediately prior to the Effective Time) will be converted into the right to receive 7.25 fully paid and nonassessable Amcor ordinary shares (and, if applicable, cash in lieu of fractional shares), less any applicable withholding taxes.

Governance

The Merger Agreement provides that Amcor will take all necessary actions to cause, effective as of the Effective Time, the Amcor Board to consist of 11 directors, of whom four such directors will be individuals serving on the Berry Board as of the date of the Merger Agreement, and the remainder will be existing members of the Amcor Board as of immediately prior to the Effective Time.

The Merger Agreement further provides that the chair of the Amcor Board immediately prior to the Effective Time will remain the chair of the Amcor Board immediately subsequent to the Effective Time.

The Merger Agreement further provides that Amcor will take all necessary actions to cause, effective as of the Effective Time, Stephen E. Sterrett, the current chair of the Berry Board, to be named the deputy chair of the Amcor Board immediately subsequent to the Effective Time.

The Merger Agreement further provides that the chief executive officer of Amcor as of immediately prior to the Effective Time will remain the chief executive officer of Amcor immediately subsequent to the Effective Time.

Treatment of Equity Awards

Under the terms of the Merger Agreement, each Berry restricted stock unit award (a “Berry RSU Award”) that is vested will be, as of the Effective Time, cancelled and converted into the right to receive (i) the number of Amcor ordinary shares equal to the product, rounded down to the nearest whole number of shares, of (a) the number of shares of Berry common stock subject to the Berry RSU Award immediately prior to the Effective Time, and (b) 7.25, less applicable Tax withholding, and (ii) a cash amount equal to the Berry dividend equivalent rights (“Berry DERs”) corresponding to the Berry RSU Award, less applicable tax withholding.

In addition, each Berry RSU Award that is unvested will be, as of the Effective Time, cancelled and converted into (i) a time-based restricted stock unit award of Amcor (an “Amcor RSU Award”), relating to a number of Amcor ordinary shares equal to the product, rounded down to the nearest whole number of shares, of (a) the number of shares of Berry common stock subject to the Berry RSU Award, and (b) 7.25, and (ii) an amount in restricted cash equal to the amount that is accrued but unpaid with respect to the Berry DERs corresponding to the Berry RSU Award. The resulting Amcor RSU Award and restricted cash payment will be subject to the same terms and conditions that applied to the corresponding Berry RSU Award and Berry DER.

The Merger Agreement also provides that each Berry performance stock unit award (a “Berry PSU Award”) will be, as of the Effective Time, cancelled and converted into (i) an Amcor RSU Award, relating to a number of Amcor ordinary shares equal to the product, rounded down to the nearest whole number of shares, of (a) the number of shares of Berry common stock subject to the Berry PSU Award (with such number of shares of Berry common stock determined based upon actual performance), and (b) 7.25, and (ii) an amount in restricted cash equal to the value of any Berry DERs corresponding to the Berry PSU Award. The resulting Amcor RSU Award and restricted cash payment will be subject to the same terms and conditions (including service-based but excluding performance-based vesting conditions and cash settlement features) that applied to the corresponding Beer PSU Award and Berry DER.

Under the terms of the Merger Agreement, each Berry vested stock option (“Berry Vested Option”) award will be, as of the Effective Time, cancelled and converted into the right to receive (i) that number of Amcor ordinary shares (rounded down to the nearest whole share and less applicable tax withholding) equal to the quotient of (a) the product of (1) the excess, if any, of the merger consideration value over the per share exercise price of the applicable Berry Vested Option award, multiplied by (2) the number of shares of Berry common stock subject to the Berry Vested Option award, divided by (b) the Amcor closing share price and (ii) a cash amount equal to the amount accrued but unpaid with respect to any Berry DERs that corresponded to the Berry Vested Option award. Any Berry Vested Option award with an exercise price that is greater than the merger consideration value will be, upon the Effective Time, cancelled without consideration other than any accrued but unpaid Berry DERs.

Further, each Berry unvested stock option (“Berry Unvested Option”) award will, as of the Effective Time, be assumed and converted into (i) an Amcor stock option (“Amcor Converted Option”) award (a) with respect to a number of Amcor ordinary shares (rounded down to the nearest share) equal to the product of (1) the number of shares of Berry common stock subject to the corresponding Berry Unvested Option award, multiplied by (2) 7.25, and (b) with an exercise price per Amcor ordinary share that is equal to the quotient of (x) the exercise price per share of Berry common stock subject to the corresponding Berry Unvested Option award immediately prior to the Effective Time, divided by (y) 7.25 (rounded up to the nearest cent) and (ii) an amount in restricted cash equal to the value of any Berry DERs that are accrued and unpaid with respect to the Berry Unvested Option award. The resulting Amcor Converted Option and restricted cash payment will be subject to the same terms and conditions (excluding the right to receive future dividend equivalents in excess of the accrued, but unpaid, Berry DERs that applied to the corresponding Berry Unvested Option Award and Berry DER).

Representation and Warranties; Certain Covenants

The Merger Agreement includes customary representations, warranties and covenants of Amcor and Berry. Between the date of execution of the Merger Agreement and the Effective Time, each of Amcor and Berry has agreed to use its reasonable best efforts to carry on its respective businesses in all material respects in the ordinary course of business and to preserve substantially intact its business organization and relationships with customers, suppliers and other third parties, and to comply with certain interim operating covenants.

In addition, between the date of execution of the Merger Agreement and the Effective Time, each of Amcor and Berry has agreed not to, and will cause its subsidiaries and its and their respective officers and directors not to, and will use its reasonable best efforts to cause its and their respective other representatives not to, among other things, solicit, initiate or knowingly encourage or take any other action to knowingly facilitate any third-party acquisition proposals, and has agreed to certain restrictions on its and its subsidiaries’ and its and their representatives’ ability to respond to any such proposals, in each case, subject to the terms and conditions of the Merger Agreement. Subject to certain qualifications, each of Amcor and Berry has agreed to use reasonable best efforts to cause the Merger to be completed, including to obtain the required regulatory approvals for the transaction, and Amcor has agreed, if required to resolve or eliminate any impediments or objections that may be asserted with respect to the Merger, to certain commitments relating thereto.

Conditions to the Merger

The completion of the Merger is subject to certain conditions, including: (i) the adoption of the Merger Agreement by Berry’s stockholders, (ii) the approval of the issuance of Amcor ordinary shares in the Merger (the “Share Issuance”) by Amcor’s shareholders, (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of any agreement with either the Federal Trade Commission or Antitrust Division of the Department of Justice not to complete the Merger, (iv) the receipt of other required regulatory approvals, (v) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the completion of the Merger, (vi) the approval for listing of the Amcor ordinary shares to be issued in connection with the Merger on the New York Stock Exchange and the effectiveness of a registration statement on Form S-4 with respect to such ordinary shares, (vii) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (viii) performance in all material respects by each party of its respective obligations under the Merger Agreement and (ix) the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to each of Berry and Amcor.

Termination Rights and Fees

The Merger Agreement also contains certain customary termination rights, whereby either party may terminate the Merger Agreement (i) by mutual written consent, (ii) if the Merger has not been completed by November 19, 2025 (the “Outside Date”) (or, if the Outside Date is automatically extended pursuant to the terms of the Merger Agreement, May 19, 2026), (iii) if the Berry Stockholder Approval (as defined in the Merger Agreement) has not been obtained, (iv) if the Amcor Shareholder Resolution (as defined in the Merger Agreement) has not been obtained and (v) if prior to the Effective Time a governmental entity of competent jurisdiction issues or enters any order after the date of the Merger Agreement or any applicable law has been enacted that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (and, in the case of an order, has become final and non-appealable). In addition, (x) the Merger Agreement may be terminated by Amcor (A) due to certain breaches by Berry of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, (B) if prior to the meeting of Berry’s stockholders the Berry Board changes its recommendation in connection with the adoption of the Merger Agreement by Berry’s stockholders or (C) if prior to the meeting of Amcor’s shareholders Amcor determines to enter into a superior proposal and (y) the Merger Agreement may be terminated by Berry (A) due to certain breaches by Amcor of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, (B) if prior to the meeting of Amcor’s shareholders the Amcor Board changes its recommendation in connection with the approval of the Share Issuance by Amcor’s shareholders or (C) if prior to the meeting of Berry’s stockholders Berry determines to enter into a superior proposal.

Amcor will be required to pay Berry a termination fee equal to $260 million in specified circumstances, including if Amcor terminates the Merger Agreement to enter into a superior proposal or if Berry terminates the Merger Agreement following a change of recommendation by the Amcor Board, in each case, subject to the terms and conditions of the Merger Agreement. Berry will be required to pay Amcor a termination fee equal to $260 million in specified circumstances, including if Berry terminates the Merger Agreement to enter into a superior proposal or if Amcor terminates the Merger Agreement following a change of recommendation by the Berry Board, in each case, subject to the terms and conditions of the Merger Agreement.

The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in documents each party has filed with the SEC as of a certain date set forth in the Merger Agreement, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (1) will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of a willful breach, and (2) were made only as of the dates specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

A copy of the Merger Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1, and the foregoing description of the Merger Agreement and the Merger is qualified in its entirety by reference thereto.

Item 7.01. Regulation FD Disclosure

On November 19, 2024, Amcor and Berry issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein. The press release also announced that Amcor and Berry will be hosting a joint investor conference call and webcast at 8:00 a.m., Eastern Time, on November 19, 2024, to discuss the transactions contemplated by the Merger Agreement. The presentation materials for the conference call and webcast are attached hereto as Exhibit 99.2.

The information contained in this Item 7.01, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

In connection with, and concurrently with entry into, the Merger Agreement, Amcor, as guarantor, and Amcor Flexibles North America, Inc. (“AFNA”), as borrower, entered into a debt commitment letter dated November 19, 2024 (the “Debt Commitment Letter”), with Goldman Sachs Bank USA, UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Banks”), pursuant to which the Banks have agreed to provide AFNA with an unsecured 364-day bridge loan facility (the “Bridge Facility”) in an aggregate principal amount of $3.0 billion on the terms and subject to the conditions set forth in the Debt Commitment Letter for the purposes of refinancing certain existing indebtedness of Berry (the “Specified Berry Debt”). The Bridge Facility will be available to be drawn upon in the event that Amcor or one of its subsidiaries has not prior to or concurrently with the consummation of the Merger received proceeds from one or more debt capital markets or loan facility transactions sufficient to refinance the Specified Berry Debt. The obligations of the Banks to provide the debt financing in accordance with the Debt Commitment Letter are subject to conditions customary for transactions of this type.

Item 9.01. Financial Statements and Exhibits.

Exhibit Index
Exhibit No.	Description
99.1	Joint Press Release, dated November 19, 2024.
99.2	Investor Presentation, dated November 19, 2024.
104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), Amcor and Berry intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Amcor and Berry (the “Joint Proxy Statement/Prospectus”). Amcor and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Amcor or Berry may file with the SEC. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Amcor and Berry, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Amcor’s shareholders and Berry’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Amcor and Berry operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Amcor’s and/or Berry’s financial performance; and other risks and uncertainties identified from time to time in Amcor’s and Berry’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 19, 2024

AMCOR PLC

/s/ Damien Clayton
Name: Damien Clayton
Title: Company Secretary

Exhibit 99.1

AMCOR AND BERRY TO COMBINE IN AN ALL-STOCK TRANSACTION,
CREATING A GLOBAL LEADER IN CONSUMER AND HEALTHCARE
PACKAGING SOLUTIONS

Combination of Complementary Businesses Expands Product Offering and Capabilities to Support Higher Growth for Customers

Combined R&D and Innovation Investment Accelerates Development of Sustainable Packaging Solutions and Delivers Greater Choice for Customers and Consumers

$650 Million Annual Earnings Synergies Benefit

Over 35% Adjusted Cash EPS Accretion

Companies to Host Investor Conference Call Today at 8:00am U.S. Eastern Time

ZURICH, SWITZERLAND and EVANSVILLE, INDIANA, Tues. – November 19, 2024 – Amcor plc (“Amcor”) (NYSE: AMCR; ASX: AMC) and Berry Global Group, Inc. (“Berry”) (NYSE: BERY), today announced they have entered into a definitive merger agreement, pursuant to which Amcor and Berry will combine in an all-stock transaction.

Berry shareholders will receive a fixed exchange ratio of 7.25 Amcor shares for each Berry share held upon closing, resulting in Amcor and Berry shareholders owning approximately 63% and 37% of the combined company, respectively. The transaction has received unanimous approval of the boards of directors of both Amcor and Berry and values Berry’s common stock at $73.59 per share.

The combination brings together two highly complementary businesses to create a global leader in consumer packaging solutions, with a broader flexible film and converted film offering for customers, a scaled containers and closures business and a unique global healthcare portfolio. The combined company will have unprecedented innovation capabilities and scale, and be uniquely positioned to accelerate growth, solve customers’ and consumers’ sustainability needs, unlock portfolio transformation and deliver significant value to both sets of shareholders.

Amcor CEO, Peter Konieczny, said, “This combination delivers on our strategy to accelerate growth by putting the customer first, elevating the role of sustainability and orienting the portfolio toward faster growing, higher margin categories. We will have a more complete and more sustainable product offering, supported by stronger innovation capabilities, global scale and supply chain flexibility. We will help global and local customers grow faster and operate more efficiently with a team of exceptional talent. As a result, this combination also drives a step change in annual free cash flow, earnings growth and value creation for our shareholders. I, and the Amcor team, look forward to joining with Berry to accelerate change and real impact for our customers and their consumers.”

Berry CEO, Kevin Kwilinski, added, “Over the past year, Berry has undergone a significant transformation, completing the spin-off of our HHNF business, enhancing our product mix and optimizing our portfolio. Our combination with Amcor is a logical next step in our company’s evolution, and it is a testament to our entire team that we’re well positioned to build on this momentum and deliver even more value to our shareholders. We expect to better serve customers through a comprehensive and innovative consumer packaging portfolio and a complementary geographic coverage. Importantly Berry and Amcor have aligned philosophies focused on safety, employee experience, sustainability, innovation, customer intimacy, and functional excellence. We will be better together, and I look forward to all we will achieve as a combined organization.”

Compelling Strategic Benefits:

o	Stronger business, strategically focused on high-growth, high-margin categories with greater capabilities and a more complete product offering for customers

•	Creates a global product offering in flexibles, containers and closures by combining Amcor’s global flexibles and regional containers businesses with Berry’s regional flexibles and global containers and closures businesses
•	Combines two highly attractive and complementary global healthcare businesses
•	Strengthens positions in high-growth, high-value categories, including Healthcare, Protein, Pet Food, Liquids, Beauty & Personal Care, and Food Service
•	Brings together complementary innovation capabilities and platforms, material science expertise and specialized tooling, design and multi-component assembly capabilities

o	Creates the innovation partner of choice developing the most sustainable packaging solutions

•	Offers customers a wider range of more sustainable solutions which drive circularity, increase use of alternative materials and lower carbon footprint
•	Delivers greater choice for customers and consumers with a portfolio of unique flexible, container and closure solutions developed using a broader range of recycled materials, next generation lightweighting technologies, reuse and recycle ready capabilities and differentiated high barrier paper based formats
•	Establishes technology driven innovation leader with more capabilities and significantly higher capacity to invest in solving technical challenges with combined R&D investment of $180 million per annum, ~1,500 R&D professionals, 10 innovation centers worldwide and 7,000+ patents, registered designs, and trademarks
•	Enhances capabilities by leveraging corporate venturing partnerships to access new and groundbreaking sustainability solutions (substrates, barrier, fiber and recycling), digital solutions and disruptive ideas in adjacent businesses and technologies

o	Scale and reach provide local expertise, global capabilities and supply chain resilience

•	Optimizes footprint servicing customers in 140+ countries through ~400 production facilities, brings global capabilities to local customers and provides local access and expertise to global brands
•	Supports customers in accessing broader growth opportunities and addressing specific regional needs with a balanced geographic presence across continents including in high-growth emerging markets
•	Enhances scale and reach that ensure supply chain resilience in a dynamic world and access to global manufacturing best practices

Compelling Financial Benefits:

o	Strong combined financial profile

•	Combined revenues of $24 billion and adjusted EBITDA of $4.3 billion, including run-rate synergies
•	Combined revenue growth above market, accelerating by at least 1%
•	Strong combined annual cash flow[1] of over $3 billion, providing significant capacity to fund organic reinvestment, a compelling dividend, value accretive M&A and share repurchases
•	Expected net leverage of 3.3x at close with path to de-lever below 3.0x within first full year
•	Commitment to investment grade balance sheet and continued annual dividend growth from Amcor’s current annualized base of $0.51 cents per share. Berry expects to maintain its current dividend policy until the close of the transaction
•	Unlocks further opportunities to refine portfolio, enhancing focus on high-growth, high-margin categories and releasing capital to drive further growth

1 Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures.

2

o	$650 million benefit from identified cost, growth and financial synergies by end of third year

•	$530 million annual run-rate pre-tax cost synergies
•	$60 million in annual run-rate financial savings
•	$60 million annual run-rate pre-tax earnings benefit from growth synergies, including from:
o	Increased exposure to higher growth, higher value categories including Healthcare, Protein, Liquids, Pet Food, Beauty & Personal Care and Food Service
o	Combined innovation capabilities to better serve customers and unlock growth opportunities
o	Differentiated commercial capabilities deployed across a broader platform
•	Additional $280 million of one-time cash benefits from working capital efficiencies offsetting approximately $280 million of expected pre-tax costs to achieve synergies

o	Significant value creation for all shareholders

o	Over 35% adjusted cash EPS accretion and expected double-digit return on investment[2]
o	Enhanced long-term shareholder value creation through sustained higher expected earnings growth from 10-15% to 13-18% per annum

Timing and Approvals

The transaction has been unanimously approved by the boards of directors of both Amcor and Berry. Closing is targeted in the middle of calendar year 2025. The closing of the transaction is subject to shareholder approvals, regulatory approvals, and satisfaction of other customary closing conditions.

Board, Management, and Head Office

Peter Konieczny will serve as Chief Executive Officer, Graeme Liebelt will serve as Chairman and Stephen Sterrett will serve as Deputy Chairman of the combined company.

Amcor will maintain its primary listing on the NYSE and its secondary listing on the ASX. The combined entity will be named Amcor plc.

Global Head Office will remain in Zurich, Switzerland. The combined company expects to maintain a significant presence in Evansville, Indiana.

Upon completion of the transaction, Amcor’s board of directors will expand to 11 directors, 4 of whom will be nominated by Berry.

2 Return on investment after three years calculated as synergized adjusted EBIT divided by transaction enterprise value including transaction fees and cost to achieve synergies (based on Amcor share price on day prior to announcement of transaction).

3

Conference Call for Investment Community

Amcor and Berry will host a joint investor conference call at 8.00am US Eastern Time on Tuesday 19 November 2024 / 12.00am Australian Eastern Time on Wednesday 20 November 2024. For those wishing to participate in the call please use the following dial-in numbers:

USA: 800 715-9871 (toll-free) | 646 307-1963 (local)

Australia: 1800 519 630 (toll-free) | 02 9133 7103 (local)

United Kingdom: 0800 358 0970 (toll-free) | 020 3433 3846 (local)

Hong Kong: +852 3002 3410 (local)

Singapore: +65 3159 5133 (local)

All other countries: +1 646 307-1963 (this is not a toll-free number)

Conference ID 3964921

Access to the webcast and supporting materials will be available via the Investors section of each company’s website at amcor.com and berryglobal.com. A webcast replay will be available at the conclusion of the call.

Berry will separately release its fourth quarter and fiscal year 2024 earnings release before trading on the New York Stock Exchange begins today, Tuesday, November 19, 2024. As a result of the transaction with Amcor, Berry will no longer host its previously planned quarterly conference call at 10.00am US Eastern Time on Wednesday 20 November 2024 / 2.00am Australian Eastern Time on Thursday 21 November 2024. Berry will post prepared remarks and a presentation regarding its fourth quarter and fiscal year 2024 earnings results on the Company’s website at berryglobal.com.

Advisors

UBS Investment Bank and Goldman Sachs & Co. LLC are acting as financial advisors to Amcor. Kirkland & Ellis LLP is acting as legal advisor to Amcor.

Lazard and Wells Fargo are acting as financial advisors to Berry. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Berry.

Amcor Investor Relations Contacts

Tracey Whitehead

Global Head of Investor Relations

T: +61 408 037 590

E: tracey.whitehead@amcor.com

Damien Bird

Vice President Investor Relations Asia Pacific

T: +61 481 900 499

E: damien.bird@amcor.com

Damon Wright

Vice President Investor Relations North America

T: +1 224 313 7141

E: damon.wright@amcor.com

4

Amcor Media Contacts

Australia

James Strong

Managing Director

Sodali & Co

T: +61 448 881 174

E: james.strong@sodali.com

Europe

Ernesto Duran

Head of Global Communications

T: +41 78 698 69 40

E: ernesto.duran@amcor.com

North America

Julie Liedtke

Director, Media Relations

T: +1 847 204 2319

E: julie.liedtke@amcor.com

Berry Investor Relations / Media Contact

Dustin Stilwell

VP, Head of Investor Relations

T: +1 812 306 2964

E: ir@berryglobal.com

E: mediarelations@berryglobal.com

About Amcor

Amcor plc is a global leader in developing and producing responsible packaging solutions across a variety of materials for food, beverage, pharmaceutical, medical, home and personal-care, and other products. Amcor works with leading companies around the world to protect products, differentiate brands, and improve supply chains. The Company offers a range of innovative, differentiating flexible and rigid packaging, specialty cartons, closures and services. The company is focused on making packaging that is increasingly recyclable, reusable, lighter weight and made using an increasing amount of recycled content. In fiscal year 2024, 41,000 Amcor people generated $13.6 billion in annual sales from operations that span 212 locations in 40 countries. NYSE: AMCR; ASX: AMC

About Berry

Berry is a global leader in innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 34,000 global employees across more than 200 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey.

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), Amcor and Berry intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Amcor and Berry (the “Joint Proxy Statement/Prospectus”). Amcor and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Amcor or Berry may file with the SEC. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Amcor and Berry, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Amcor’s shareholders and Berry’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

6

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Amcor and Berry operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Amcor’s and/or Berry’s financial performance; and other risks and uncertainties identified from time to time in Amcor’s and Berry’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBIT, EBITDA, Adjusted EBITDA, free cash flow and return on investment. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Amcor's and Berry' definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. It should also be noted that projected financial information for the combined businesses of Amcor and Berry is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Amcor and Berry and do not reflect pro forma adjustments. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amcor or Berry. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Amcor is unable to achieve the synergies and value creation contemplated by the proposed transaction; Amcor is unable to promptly and effectively integrate Berry’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Amcor, Berry or the combined company; Amcor, Berry or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Amcor and Berry or on Amcor’s and Berry’s operating results.

7

Exhibit 99.2

1 Amcor and Berry to combine Investor presentation November 19, 2024 Powerful transformation partner for customers, consumers, and the Planet

Disclaimers Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law. In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group, Inc. (“Berry”), Amcor and Berry intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Amcor and Berry (the “Joint Proxy Statement/Prospectus”). Amcor and Berry may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Amcor or Berry may file with the SEC. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Certain Information Regarding Participants Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Amcor and Berry, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Amcor’s shareholders and Berry’s stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Amcor and Berry operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Amcor’s and/or Berry’s financial performance; and other risks and uncertainties identified from time to time in Amcor’s and Berry’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Note Regarding Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as EBIT, EBITDA, Adjusted EBITDA, free cash flow and return on investment. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Amcor’s and Berry’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. It should also be noted that projected financial information for the combined businesses of Amcor and Berry is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. These measures are provided for illustrative purposes, are based on an arithmetic sum of the relevant historical financial measures of Amcor and Berry and do not reflect pro forma adjustments. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Amcor or Berry. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Amcor is unable to achieve the synergies and value creation contemplated by the proposed transaction; Amcor is unable to promptly and effectively integrate Berry’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against Amcor, Berry or the combined company; Amcor, Berry or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Amcor and Berry or on Amcor’s and Berry’s operating results. 2

3 Today’s presenters Peter Konieczny Chief Executive Officer Michael Casamento Chief Financial Officer Mark Miles Chief Financial Officer Kevin Kwilinski Chief Executive Officer

A more sustainable and better future is something our customers and our partners are striving for. So, we’re here to enable that future. To anticipate their demands, to make it possible. We’re elevating brands, shaping lives, and protecting Earth with every solution. 4

5 We’re transforming the way the world thinks about its packaging. We’re accelerating our innovation and pushing boundaries. Not on the horizon, not tomorrow, but right now. And that’s our new commitment: to act today while we also work towards an ideal future. 5

6 It's not incremental change for us; it's a fundamental shift in how we think and act. We’re bringing unprecedented innovation expertise and investment to solve the most challenging technical problems we face. We’re proving that circular packaging is possible at scale and we’re driving demand for recycled materials. Join us as we accelerate towards a brighter, more sustainable future, together, right now. 6

7

Highly complementary and financially compelling combination 8 Transaction overview • All-stock combination of Amcor and Berry • Berry shareholders to receive a fixed exchange ratio of 7.25x Amcor shares for each Berry share • Amcor and Berry shareholders will own ~62% and ~38% of the combined company, respectively Combined scale to accelerate growth and better serve customers • Combined Revenue of ~$24 billion and Adjusted EBITDA of $4.3 billion1, 2 (~18% margin) • Annual combined cash flow of $3+ billion3 • ~$180 million of combined annual R&D spend, with 10 innovation centers worldwide, ~1,500 R&D professionals and 7,000+ patents, registered designs, and trademarks • ~70,000 employees, ~400 production facilities servicing 140+ countries and over 20,000 customers • Unlocks further opportunities to refine portfolio, enhancing focus on high-growth, high-margin categories Enhanced Shareholder Value Creation Model • $650 million per annum in earnings impact from synergies by end of year 3 • $280 million of one-time cash benefits from working capital efficiencies to offset costs to achieve synergies • Over 35% adj. cash EPS accretion4 and double-digit Return on Investment5 • Commitment to investment grade balance sheet • Continue to grow dividend per share • Enhances long-term Shareholder Value Creation Model from 10 – 15% to 13 – 18% per annum 1 Represents LTM 30-Sep-2024 financials. 2 Assumes $530 million in run-rate cost synergies and $60 million earnings impact from $280 million in incremental growth synergies by end of year three. $280 million in growth synergies expected to build to $400+ million by year 4. 3 Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures. 4 Accretion inclusive of run-rate impact of synergies and is relative to Amcor’s LTM 30-Sep-2024 standalone EPS. 5 Return on investment after three years calculated as synergized adjusted EBIT divided by transaction enterprise value including transaction fees and cost to achieve synergies (based on Amcor share price on day prior to announcement of transaction). Transaction overview Combined scale to accelerate growth and better serve customers Enhanced Shareholder Value Creation Model

Highly attractive 9 combined financial profile 1 Includes run-rate synergies by the end of year 3. Includes $530 million in run-rate cost synergies and $60 million earnings impact from $280 million in incremental growth synergies. $280 million in growth synergies expected to build to $400+ million by year 4. 2 Cash flow and Adj. Cash EPS include $60 million in additional financial synergies by year 3. 3 Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures. 4 Accretion inclusive of run-rate impact of synergies and is relative to Amcor’s LTM 30-Sep-2024 standalone EPS. 300+ bps EBITDA margin expansion1 ~$180 million Annual R&D investment $3+ billion Annual Cash Flow1, 2, 3 Over 35% Adj. Cash EPS Accretion1, 2, 4 Amcor Combined LTM 30-Sep-2024 Revenue ($ in billions) $13.6 $10.1 $0.3 $23.9 EBITDA ($ in billions) $2.0 $1.7 $0.6 $4.3 % Margin 15% 17% - 18% R&D Investment ($ in millions) $100 $80 - $180 Berry (+) Synergies1 Combined

10 Enhancing customer value proposition as a global leader in packaging solutions Better Business with greater capabilities, broader scale, and safer supply chains Accelerating Growth with highly complementary portfolio and innovation platforms Innovation and Sustainability investment unlocks portfolio transformation Creating Value that matters 1 2 3 4 Aligned with Amcor strategy Higher growth, higher margin Sustainability focus Highly attractive economics

Combining highly complementary businesses to accelerate the possible. Right now. Global flexibles Regional containers Leading protein, liquids, and healthcare solutions Scaled material science and R&D platform Global containers and closures Regional flexibles Attractive foodservice, beauty, and healthcare solutions Specialized tooling, design and multi-component assembly capabilities Aligned values and culture Complementary portfolio and footprint Safety excellence Customer passion Sustainability imperative Innovation focus Better Business Accelerating Growth Innovation & Sustainability Value Creation 11

Complementary leadership serving customers in consumer and healthcare 12 Amcor Leadership Berry Leadership Strategic partner to consumers’ most trusted brands Highly differentiated and complementary solutions Better Business Accelerating Growth Innovation & Sustainability Value Creation Global Flexibles Global Healthcare Flexibles Global Specialty Cartons Global Consumer Products Global Containers and Closures Global Growing Healthcare Devices

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Combined Revenue of $24 billion

Bringing global capabilities to local brands and local access to global brands

~400
Production facilities

Supply chain resilience
in a dynamic world

140+
Countries serviced

~70,000
Global employees


~30%
Western Europe
~50%
North America
~20%
Emerging Markets
Countries serviced

Note: Percentages represent estimated LTM 30-Sep-2024 combined revenues based on product location.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

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Differentiated platform for growth across two strategically attractive segments

Flexibles
~60%

- Scale, breadth, and leadership
- Multiple substrates expertise
- Leader in high barrier
- Best-in-class innovation
- Extensive IP catalogue
- Advanced digital printing capabilities

~$3 billion Healthcare Platform

- Combined flexibles, containers and closures, dispensing systems, and drug delivery devices
- Multi-component assembly capabilities
- Supply chain certainty
- Best-in-class technology and R&D
- Regulatory expertise

Containers and Closures
~40%

- Complete packaging solutions
- Multiple substrates expertise
- Wide range of technologies
- Toolmaking, design, and innovation capabilities
- Regulatory and lightweighting expertise



Note: Percentages represent LTM 30-Sep-2024 combined revenues.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

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Serving customers in attractive high growth, high margin categories








	Healthcare	Protein	Beauty and Personal Care	Liquids	Foodservice	Pet Food
Key growth drivers	Anti-counterfeiting	Food safety and fresh protein consumption	Social media influence	Organic food safety	On-the-go, convenient consumption	Humanization and premiumization
	Aging population and increased access	Customer automation	Personalization (also for men / for all genders)	More sustainable formats (recyclability, PCR, lightweighting)	Affordability and accessibility	Demand for eco-friendly products
	Regulatory expertise	More sustainable formats (recyclability, PCR)	More sustainable formats (fiber, recyclability, PCR, refillable)	Convenient consumption	More sustainable formats (fiber, recyclability, PCR)	Organic, natural, and fresh pet food
Estimated Combined Revenue	**~$3 billion**	**~$2 billion**	**~$2 billion**	**~$1 billion**	**~$1 billion**	**~$400 million**
Category Growth[1]	**5-7%**	**3-4%**	**3-4%**	**3-4%**	**4-5%**	**5-6%**

Note: Estimated combined revenues as of LTM 30-Sep-2024. [1] Expected '23A – '28E category growth rates per leading consulting firm.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

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Enabling customers to expand globally with strengthened platform in higher growth emerging markets







<table>
<tr><th></th><th>Eastern Europe</th><th>Asia</th><th>Latin America</th></tr>
<tr><td>Combined Revenue</td><td>~$1 billion</td><td>~$2 billion</td><td>~$2 billion</td></tr>
<tr><td>Site Locations Amcor | Berry</td><td>9 | 12</td><td>31 | 12</td><td>48 | 3</td></tr>
</table>

Selected growth opportunities examples

- Sell Berry's advanced containers and healthcare solutions... + ...in LatAm using Amcor's localized go-to-market expertise
- Leverage Amcor's product launch capabilities + ...and Berry's Asian healthcare site capacity to increase sales

Note: Estimated combined Revenues as LTM 30-Sep-2024.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

Revolutionizing 17 product development for customers AI-enabled design, research, and technologies Leading scientific expertise in multi-material Consumer-insight driven innovation through Catalyst Corporate venturing platform $180 million Annual R&D spend 10 Innovation centers worldwide ~1,500 R&D professionals 7,000+ Patents, registered designs, and trademarks Better Business Accelerating Growth Innovation & Sustainability Value Creation

18

Combined portfolio of innovative sustainable solutions

amcor



AmFiber™
Paper-based packaging solutions

Berry



ClariPPil™
Fully recyclable, high-performance pill bottles

amcor



AmPrima™
Recycle-ready high-performance pouches, durable and heat resistant

Berry



RS01X™
Best-in-class inhaler with data and connectivity

amcor



AmLite HeatFlex™
Recyclable solution for heat-treated foods

Berry



True™
Refillable deodorant solution

amcor



PrimeSeal™
PVDC-free shrink bags for fresh and processed protein applications

Berry



Wave2cc™
Recyclable lock-up automatic wellness dispenser and applicator amcor



AmSky™
Recycle-ready, vinyl-free polyethylene thermoform blister and lidding film

Non-exhaustive

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

19 Extending R&D reach across the combined portfolio with external partnerships Substrates and barriers Fiber Recycling Digital solutions Adjacent technology Biomaterials innovation technology to convert plant waste into chemicals used in packaging Atomic layer decomposition technology Cutting-edge dry-molded fiber technology AI-powered system to analyze, categorize and sort waste Next-gen technology for recycling end-of-life plastic Digital chip technology enabling product traceability and information transfer Unique solar photovoltaic film solutions for panels are lightweight and flexible for use in a variety of grid spaces to replace diesel generators ‘Packaging as a service’ with smart reusable packaging solution driving significant reduction in carbon footprint Better Business Accelerating Growth Innovation & Sustainability Value Creation Circular polymers recycling facility in the United Kingdom Highly technical mobile e-Commerce sales platform Sustainability Digital Disruption

20 Packaging that protects Earth is possible. Right now. Better Business Accelerating Growth Innovation & Sustainability Value Creation Our combined strengths and leadership unlock greater sustainability across the industry Unlocking breakthroughs, together Unmatched innovation capabilities and investment capacity to solve the toughest technical challenges Developing unique solutions across multiple materials to reduce environmental impact without compromising functionality Partnering for transformative change Championing effective, harmonized policy to create markets and incentives that drive circularity and decarbonization Partnering to establish new packaging standards and increase stewardship through policy advocacy Making circularity possible Proving circular packaging is achievable at scale. Creating demand for recycled materials and advancing next-generation recycling technologies Partnering to provide proof-of-concept options for reusable packaging and waste reduction

21

Portfolio of more sustainable solutions accelerating change. Right now.

Design for recyclability



AmSky™ Blister System is PVC- and aluminum-free, making it recycle-ready in PE film and rigid HDPE recycling streams



Berry dispensing trigger pump sprayer made from fully recyclable plastic components

Lightweighting


Tyson

AmPrima® recycle ready pouch with 75% reduction in packaging weight



Berry Slimline lightweight tube closure among the lightest solutions available

PCR


DAIRY MILK

AmFiniti™ enables food grade packaging with 80% recycled content



Berry Total container system with 100% post-consumer resin content

Fiber



AmFiber® delivers unique high barrier paper-based solutions for a broad range of applications

Lower carbon footprint



AmPrima® recycle ready solution with 68% reduction of emissions compared to traditional alternatives



Berry 100% sugarcane-based bottle with significant reduction of emissions and reduced water use

Accelerate the development of more sustainable solutions by combining complementary materials science expertise

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

Compelling financial 22 profile with enhanced shareholder returns Better Business Accelerating Growth Innovation & Sustainability Value Creation Maintain investment grade balance sheet and Amcor’s dividend per share Unlock further opportunities to refine portfolio and enhance focus on growth categories Enhance long-term Shareholder Value Creation Model from 10-15% to 13-18% Revenue growth above market, accelerating by at least 1% $650 million of synergies1 and additional $280 million of one-time cash benefits Over 35% adj. cash EPS accretion3 and double-digit Return On Investment4 $3+ billion of annual cash flow2 1 By the end of year 3. Includes $530 million in run-rate cost synergies, $60 million earnings impact from $280 million in incremental growth synergies, and $60 million in financial synergies by year 3. $280 million in growth synergies expected to build to $400+ million by year 4. 2 Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures. 3 Accretion inclusive of run-rate impact of synergies and is relative to Amcor’s LTM 30-Sep-2024 standalone EPS. 4 Return on investment after three years calculated as synergized adjusted EBIT divided by transaction enterprise value including transaction fees and cost to achieve synergies (based on Amcor share price on day prior to announcement of transaction).

23

$650 million
of annual earnings impact from synergies by year 3

Run-Rate synergies by end of third year
(40% realized by year 1, 80% by year 2)

$280 million in one-time cash benefits from working capital efficiencies **offsetting costs to achieve synergies**


~$530 million
Operational
~$45 million
G&A
~$160 million
Procurement
~$325 million
~$60 million
Growth synergies
~$60 million
Financial synergies
~$650 million
Total Run-Rate synergies
Cost synergies

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

24

Combination will deliver significant uplift in long-term Shareholder Value Creation Model

Accelerated growth platform

$3+ billion annual cash flow[1]

Continue to grow dividend per share

Ability to pursue accretive M&A and/or share repurchases

Amcor current model

Annual cash flow
~$1.5bn

Capital expenditure
~$500-600m

Acquisitions / share repurchases
~$300-400m

Dividend
~$750m

EPS growth
~5-10%

Historical yield
~4-5%

Total shareholder value **~10-15%**

Amcor new model

Annual cash flow[1]
$3+ bn

Capital expenditure
$1+ bn

Acquisitions / share repurchases
$1+ bn

Dividend
~$1.1bn

EPS growth
~10-15%

Yield
~3-4%

Total shareholder value **~13-18%**

Note: Reflects long-term estimates. [1] Defined as combined operating cash flow including run-rate synergies, after interest and tax, before capital expenditures.

Better Business | Accelerating Growth | Innovation & Sustainability | Value Creation

25 Leadership in consumer and healthcare packaging Better Business Accelerating Growth Innovation & Sustainability Value Creation S&P 500 Index Constituent S&P / ASX 200 Constituent S&P 500 Dividend Aristocrat 20+ years Investment Grade Credit Rating $4.3 billion Combined LTM Adj. EBITDA1, 2 $24 billion Combined LTM Revenue1 1 Represents LTM 30-Sep-2024 figures. 2 Includes run-rate synergies by the end of year 3. Includes $530 million in run-rate cost synergies and $60 million earnings impact from $280 million in incremental growth synergies. $280 million in growth synergies expected to build to $400+ million by year 4.

26 Elevating brands Shaping lives Protecting Earth

27 • Global head office located in Zurich, Switzerland • The combined company expects to maintain a significant presence in Evansville, Indiana • Peter Konieczny will serve as Chief Executive Officer, Graeme Liebelt will serve as Chairman of the Board, and Stephen Sterrett will serve as Deputy Chairman of the combined company • Upon completion of the transaction, Amcor’s board of directors will have 11 directors, 4 of whom will be nominated by Berry • Amcor to maintain its primary listing on NYSE and its secondary listing on ASX • Unanimously approved by Board of Directors of both companies • Closing is targeted in the middle of calendar 2025 • Subject to shareholder approvals, regulatory approvals, and satisfaction of other customary closing conditions • Amcor entered into a $3 billion bridge commitment letter to backstop the intended refinancing of a portion of Berry’s outstanding debt. Amcor intends to assume the remainder of Berry’s debt at close Transaction governance, timing, approvals, and other items Governance Timing, approvals, and other items

28

Combination with Berry strengthens Amcor's U.S. footprint

Global head office	Zurich, Switzerland
Business group head offices in the U.S.	Deerfield, IL Evansville, IN Ann Arbor, MI Miramar, FL
Primary listing	NYSE

Combined revenue by geography[1]


Rest of World ~50 %
United States ~50 %

Combined fixed assets by geography[1]


Rest of World ~50 %
United States ~50 %

[1] Represents estimated combined LTM 30-Sep-2024 figures.